

Mail Stop 3720

Via: US Mail & Fax

September 4, 2009

Mr. R. Thomas Kidd,
Chief Executive Officer and Principal Financial Officer
DoMark International, Inc.
1809 East Broadway #125
Oviedo, FL 32765

> **RE:** **DoMark International, Inc.**
> **Form 10-K/A for the year ended May 31, 2008**
> **Filed August 31, 2009**
> **File No. 333-136247**

Dear Mr. Kidd:

      We have reviewed your supplemental response letter dated August 10, 2009 as well as your filing and have the following comments. As noted in our comment letter dated May 28, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on form 10-K/A for the year ended May 31, 2008

Reports of Independent Registered Public Accounting Firm, page 18

1. We note that the consolidated financial statements are restated to reflect the correction of an error. Please ask your auditors to consider the requirement to include a reference to the restatement as required by PCAOB Auditing Standards Section 561.06.a.

Financial Statements:

Consolidated Statements of cash flows, page 22

2. We reissue comment three in our letter dated May 28, 2009 We note that you present "common stock subscribed, not issued"; "common stock issued for assets"; "bond issuance" and "warrants issued" as reconciling adjustments in the section for cash flows from operating activities. Tell us how you applied the guidance SFAS 95 in determining the presentation of these items in the statements of cash flows.

Notes to Consolidated Financial Statements

Note 5 Prepaid Assets, page 32

3. Please refer to comment six in our letter dated May 28, 2009. We note that you agreed to issue stock with a market value of $3.3 million as consideration for future media production and placement. We also note that you subsequently terminated the original agreement and entered into a new agreement to issue 1,230,000 shares valued at $0.001 per share, as disclosed in Note 5 at page 19 of your Form 10-Q for the interim period ended February 28, 2009. Tell us how you applied the guidance in EITF 96-18 in determining the amount you should record as the initial measurement of the cost of the agreement for future services. Also it appears that the restricted stock was not issued at May 31, 2008. Tell why it is appropriate to record an asset prior to the issuance of the consideration.

Form 10-Q/A for the period ended February 28, 2009

4. We refer to your response to comment seven from our letter dated May 28, 2009. It is unclear how the acquisition of Javaco and the deconsolidation of SportsQuest subsequent to May 31, 2008 resulted in changes to the information reported in the balance sheet and statements of operations in the 2008 Form 10-K. Tell us how you accounted for these transactions and explain in detail the impact on information presented for prior periods. We note that the line items in the balance sheet as of May 31, 2008, on page 3 and the statements of stockholder's equity on page 7 presented in the Form 10-Q/A are not consistent with the balance sheet as of May 31, 2008 and the statements of stockholder's equity presented in the Form 10-K/A for the year ended May 31, 2008. Please reconcile each line item which is different in the balance sheet as of May 31, 2008 and the statements of stockholder's equity presented in the Form 10-K/A for the year ended May 31, 2008 and the above Form 10-Q/A.

5. Please reconcile ending stockholder's equity as at May 31, 2008 as presented in the Form 10-K/A for the year ended May 31, 2008 with the beginning stockholder's equity presented on page 7 of the Form 10-Q/A for the period ended February 28, 2009.

Note 1 Description of Business, page 9

6. We reissue comment eight from our letter dated May 28, 2009. For each of the acquisitions described in Note 1 on pages 9 through 11 and the recent development section at page 14, disclose how you accounted for the transaction and provide the disclosures in SFAS 141 or tell us why the disclosures are not applicable. Please tell us if you have filed the required audited and pro forma financial information with respect to each material acquisition on Form 8-K. For example, we are unable to determine the business acquisition(s) which resulted in recording on page 3, Intangible assets of $4.1 million and Goodwill of $5.1 million.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

You may contact Gopal R. Dharia, Staff Accountant, at (202) 551-3353 or, Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Larry Spirgel
Assistant Director